

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2017

Thomas E. Hughes
President and Chief Executive Officer
Zafgen, Inc.
175 Portland Street, 4th Floor
Boston, Massachusetts 02114

Re: Zafgen, Inc.
      Registration Statement on Form S-3
      Filed August 9, 2017
      File No. 333-219834

Dear Dr. Hughes:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Paik at (202) 551-6553 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Laurie A. Burlingame - Goodwin Procter LLP